UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 03 )*

The Timken Company (Name of Issuer)
Common Stock Without Par Value (Title of Class of Securities)
887389104 (CUSIP Number)
Calendar Year 2007 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 887389104

1.	Names of Reporting Persons. Joy A. Timken I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 45,217

	6.	Shared Voting Power 6,361,005

	7.	Sole Dispositive Power 45,217

	8.	Shared Dispositive Power 6,361,005

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,406,222

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person IN
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Item 1.
(a)	Name of Issuer The Timken Company
(b)	Address of Issuer's Principal Executive Offices 1835 Dueber Avenue, S.W. Canton, Ohio 44706

Item 2.
(a)	Name of Person Filing Joy A. Timken
(b)	Address of Principal Business Office or, if none, Residence 200 Market Avenue North Suite 210 Canton, Ohio 44702
(c)	Citizenship United States of America
(d)	Title of Class of Securities Common Stock Without Par Value
(e)	CUSIP Number 887389104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 6,406,222
(b)	Percent of class: 6.7%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 45,217
	(ii)	Shared power to vote or to direct the vote 6,361,005
	(iii)	Sole power to dispose or to direct the disposition of 45,217
	(iv)	Shared power to dispose or to direct the disposition of 6,361,005

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other persons have the right to receive and, in certain cases, share the right to direct the receipt of the dividends from, and the proceeds from the sale of 6,361,005 shares of the securities identified in this Schedule 13G.

5,247,944 shares of the securities identified in this Schedule 13G are held by the Timken Foundation of Canton , which is a private charitable foundation. The four trustees of the Timken Foundation of Canton are Ward J. Timken, Ward J. Timken, Jr., Nancy S. Knudsen, and me. All of the trustees share the voting and dispositive power with respect to the securities held by the Timken Foundation of Canton.

1,113,061 shares of the securities identified in this Schedule 13G are held by my husband, or trusts, or foundations other than the Timken Foundation of Canton. I disclaim the beneficial ownership of these securities as well as the securities held by the Timken Foundation of Canton.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certifications

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 04, 2008
Joy A. TImken

By:	/s/ Joy A. Timken Joy A. Timken

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